EXHIBIT 3.17

SECOND AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
This Second Amendment to the Limited Liability Company Agreement (this “Amendment”) of Cadeville Gas Storage LLC, a Delaware limited liability company (the “Company”), is entered into effective as of September 5, 2014 (the “Effective Date”), by Cardinal Gas Storage Partners LLC, a Delaware limited liability company (“Cardinal”), in its capacity as the sole member of the Company.
WHEREAS, the Company entered into that certain Limited Liability Company Agreement dated May 23, 2008, as amended on April 16, 2012 (the “LLC Agreement”);
WHEREAS, immediately prior to the Merger (as defined below), Cadeville Gas Storage Holding LLC, a Delaware limited liability company and wholly-owned subsidiary of Cardinal (“Cadeville Holding”), was the sole member of the Company;
WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Cadeville Holding and the Company, and the filing of the certificate of merger in connection therewith with the Secretary of State of the State of Delaware, Perryville Holding merged with and into the Company, with the Company as the surviving entity of such transaction (the “Merger”); and
WHEREAS, following the Merger, Cardinal is the sole member of the Company and in such capacity desires to amend the LLC Agreement to reflect the current ownership of the Company.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Cardinal, as the sole member of the Company, agrees as follows:
1.Amendment. Each reference to “Cadeville Gas Storage Holding LLC” in the LLC Agreement is hereby deleted in its entirety and replaced with “Cardinal Gas Storage Partners LLC”.

2.Miscellaneous.

(a)Ratification and Confirmation. Except as expressly amended by this Amendment, all other terms and provisions of the LLC Agreement shall remain in full force and effect.

(b)Governing Law. This Amendment shall be construed in accordance with, and governed by, the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(c)Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not have any significance in the interpretation of this Amendment.

(d)Entire Agreement. This Amendment and the documents referred to herein set forth the entire understanding and agreement of the parties hereto regarding the subject matter hereof and supersede and replace all prior and contemporaneous oral and written agreements of the parties hereto with respect to the subject matter hereof.

This Amendment was adopted effective as of the Effective Date first written above.

CARDINAL GAS STORAGE PARTNERS LLC
By:    /s/ Robert D. Bondurant
Name:    Robert D. Bondurant
Title:    Executive Vice President